                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K



(Mark One)

[X]              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998


                                       OR


[ ]            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

           For the transition period from ____________ to ____________


                          Commission file number 1-6805



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           BFI Employee Stock Ownership and Savings Plan (the "Plan")

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     Browning-Ferris Industries, Inc.
     757 N. Eldridge
     Houston, Texas  77079

                  BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


                              FINANCIAL STATEMENTS



In accordance with Item 4 of the required information for Form 11-K, the following financial statements for the BFI Employee Stock Ownership and Savings Plan have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

                  BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


                 INDEX TO THE FINANCIAL STATEMENTS AND SCHEDULES



Report of Independent Public Accountants

Statements of Net Assets Available for Benefits as of December 31, 1998 and 1997

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 1998 and 1997

Notes to Financial Statements as of December 31, 1998 and 1997

Schedule I--Item 27(a) - Schedule of Assets Held for Investment Purposes as of December 31, 1998

Schedule II--Item 27(d) - Schedule of Reportable Transactions for the Year Ended December 31, 1998

Schedule III--Item 27(e) - Schedule of Nonexempt Transactions for the Year Ended December 31, 1998

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Benefits Administration Committee of the
BFI Employee Stock Ownership and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the BFI Employee Stock Ownership and Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and supplemental schedules referred to below are the responsibility of the Benefits Administration Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the BFI Employee Stock Ownership and Savings Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions and nonexempt transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Houston, Texas
June 4, 1999

                  BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 1998 AND 1997


                                                            1998           1997
                                                        ------------   ------------
ASSETS:
   Investments, at fair value-
     Common stock of Browning-Ferris Industries, Inc.   $113,357,194   $142,647,942
     Equity investment funds                             223,702,133    180,708,059
     Short-term investments                                3,972,221      2,068,934
                                                        ------------   ------------
                                                         341,031,548    325,424,935
                                                        ------------   ------------

   Investments, at contract value-
     Guaranteed/bank investment contracts                 33,414,269     51,757,521
     Other investment contracts                           29,479,932      8,075,250
                                                        ------------   ------------
                                                          62,894,201     59,832,771
                                                        ------------   ------------
                                                         403,925,749    385,257,706
                                                        ------------   ------------

   Receivables-
     Employer contribution                                   896,850      1,372,601
     Employee contributions                                2,577,849      3,964,994
     Dividends receivable                                    753,301        723,176
                                                        ------------   ------------
                                                           4,228,000      6,060,771
                                                        ------------   ------------
                                                         408,153,749    391,318,477
                                                        ------------   ------------

LIABILITIES:
   Accrued expenses                                           70,292        112,748
   Contribution refunds payable                              187,400             --
                                                        ------------   ------------
                                                             257,692        112,748
                                                        ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS                       $407,896,057   $391,205,729
                                                        ============   ============


   The accompanying notes are an integral part of these financial statements.

                  BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                          1998             1997
                                                                     -------------    -------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income-
     Net appreciation (depreciation) in fair value of investments    $  (4,218,581)   $  64,695,953
     Interest income                                                     3,955,906        3,882,247
     Dividends on common stock of Browning-Ferris Industries, Inc.       2,995,357        2,821,255
     Dividends and gain distributions on equity investment funds        15,422,126       12,631,505
                                                                     -------------    -------------
                                                                        18,154,808       84,030,960
                                                                     -------------    -------------

   Contributions-
     Employer                                                           12,384,416       12,541,893
     Employee                                                           36,028,953       36,341,897
                                                                     -------------    -------------
                                                                        48,413,369       48,883,790
                                                                     -------------    -------------
                                Total additions                         66,568,177      132,914,750
                                                                     -------------    -------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Distributions to participants                                        49,592,844       48,541,094
   Administrative expenses                                                 285,005          319,265
                                                                     -------------    -------------

                                Total deductions                        49,877,849       48,860,359
                                                                     -------------    -------------

                                Net increase                            16,690,328       84,054,391

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                   391,205,729      307,151,338
                                                                     -------------    -------------

   End of year                                                       $ 407,896,057    $ 391,205,729
                                                                     =============    =============


   The accompanying notes are an integral part of these financial statements.

                  BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 1998 AND 1997


1.  DESCRIPTION OF THE PLAN:

Organization and Administration

Browning-Ferris Industries, Inc. (the Company), established the BFI Employee Stock Ownership and Savings Plan (the Plan) effective January 1, 1980. The Plan is a defined contribution plan covering all United States and certain expatriate personnel of the Company with one or more years of service, except certain employees subject to collective bargaining agreements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Management of the Plan is provided by the Benefits Administration Committee (the Plan Administrator), which is currently composed of six members, all of whom are management employees of the Company. Members of the Plan Administrator do not receive any compensation from the Plan. Fees charged by the trustee and certain other expenses are reflected in the accompanying financial statements. Certain other costs associated with internal administration are paid by the Company and are not charged to the Plan. Fidelity Management Trust Company (Fidelity) is the sole trustee of the Plan's assets under a trust agreement dated April 12, 1993.

Investment Programs and Contributions

The following details the investment options available to each Plan participant:

                         Fund 1 - Fixed Income Fund
                         Fund 2 - Fidelity Puritan Fund
                         Fund 3 - Fidelity Growth and Income Portfolio Fund 4 - Fidelity Growth Company Fund
                         Fund 5 - Templeton Foreign Fund
                         Fund 6 - BFI Common Stock
                         Fund 7 - Fidelity Balanced Fund

Effective February 3, 1997, Fund 7 was no longer available as an investment option under the Plan and Funds 2 and 5 were added. The assets of Fund 7 were liquidated to cash and automatically reinvested into Fund 2.

Participants may invest their contributions in increments of 5 percent in any or all of the above funds; however, no more than 50 percent of a participant's contributions can be invested in Fund 6. A participant may contribute up to 5 percent of his total earnings as a "Basic Contribution" and up to an additional 10 percent as a "Supplemental Contribution" subject to Internal Revenue Service
(IRS) limitations. The Company's matching contributions (defined as 50 percent of the Basic Contribution subject to IRS limitations) are invested in Fund 6.

Participants can change the allocation of their savings contributions in the above funds but not more than once monthly, or they can discontinue, increase or decrease their savings participation rate within the 1 percent to 15 percent contribution levels permitted by the Plan by giving at least 30 days' written notice prior to the end of a calendar quarter. The Plan allows for participants who have reached age 55 to transfer the total balance associated with the Company's matching contributions from Company common stock to other funds.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contributions and allocation of Plan earnings. Plan earnings are allocated by fund in proportion to the participant's balances in each fund. Administrative expenses are allocated to each participant.

Vesting

Participants are fully vested in all amounts reflected in their accounts.

Distribution of Benefits

Benefits are payable to participants or to a designated beneficiary only at the time of their retirement, death or termination of employment. In limited circumstances, account withdrawals may be made for financial hardship in accordance with IRS guidelines for such withdrawals. The Plan allows for participants who have reached age 65 and continue to be employed by the Company to receive distributions from their accounts.

Distribution of a participant's account balance depends largely on the value of the account and the fund from which the distribution is paid. In 1997, if the account balance was $3,500 or less, the distribution was lump-sum cash. If the account balance was greater than $3,500, the participant had the option to defer receipt in accordance with the Plan or take a lump-sum cash payment. Effective January 1, 1998, this $3,500 threshold amount mentioned above was increased to $5,000. In either case, with certain requirements, the participant may elect to roll all or a portion of such distribution to a qualified retirement plan. Funds 1 through 5 are distributed in cash only and are based on the account balances as of the date the distribution is processed. In addition, Fund 7 was distributed in cash based on the account balance as of the date of distribution. For Fund 6, the participant determines whether the form of distribution will be either the shares of the Company's common stock with uninvested amounts in cash or a lump-sum cash distribution. The market value of the Company's common stock at the date the shares are sold for cash is used to determine the amount of the distribution.

Distributions to participants for the year ended December 31, 1998, include amounts to be refunded to certain highly compensated participants subsequent to year-end for contributions determined to be in excess of the maximum contribution levels for such participants.

The Company may terminate the Plan at any time by appropriate resolution of its board of directors. If the Plan is so terminated, all amounts credited to the accounts of each participant shall be paid after payment of all appropriate expenses.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Investment Valuation

Investments in common stock, equity investment funds and short-term investments are recorded at fair value based on quoted market prices. Investments in guaranteed/bank investment contracts and other investment contracts are reported at contract value.

The financial statements are presented on the accrual basis whereby interest and dividend income are recognized as earned and expenses are recorded as incurred.

Risks and Uncertainties

The Plan provides for various investments in common stock, equity investment funds, short-term investments and guaranteed and other investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

3.  GUARANTEED/BANK AND OTHER INVESTMENT CONTRACTS:

Investments in guaranteed/bank and other investment contracts are fully benefit-responsive and, therefore, are reported at contract value which represents the principal balance of the investment contracts plus accrued interest at the stated contract rate (the crediting interest rate), less payments received and contract charges by the insurance company. Investments in other investment contracts represent synthetic investment contracts comprised of both an investment and a contract component. A fully benefit-responsive investment contract provides a liquidity guarantee by a financially responsible third party of principal and previously accrued interest for liquidations, transfers, loans or hardship withdrawals initiated by Plan participants under terms of the ongoing Plan. The estimated fair value of guaranteed/bank and other investment contracts was $62,983,826 and $59,092,571 as of December 31, 1998 and 1997, respectively. The contractual component of the other investment contracts was not material as of December 31, 1998 or 1997, and has been netted with the other investment contracts in the statements of net assets available for benefits. The crediting interest rate for the guaranteed/bank investment contracts is established at the time of the purchase of the contract and does not vary throughout the duration of the contract. The crediting interest rate of the other investment contracts is reset on a quarterly basis based upon the terms of the contract and the performance of the underlying assets; however, the minimum crediting interest rate is zero under these contracts. As of December 31, 1998 and 1997, the crediting interest rate for the Fixed Income Fund was
6.02 percent and 6.36 percent, respectively. The average yield of this fund was
6.37 percent and 6.58 percent for the years ended December 31, 1998 and 1997, respectively. There are limitations on returns of certain of the guaranteed/bank and other investment contracts upon certain changes to the Plan's provisions or upon the termination or partial termination of the investment contracts by the Company or Fidelity.

4.  FEDERAL INCOME TAXES:

The Plan obtained its latest determination letter on November 13, 1996, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that the Plan is qualified and the related trust is tax-exempt as of December 31, 1998 and 1997. Neither the Company's contributions nor the income of the trust fund are taxable to the participants prior to distribution.

5.  NONEXEMPT TRANSACTIONS:

As reported on Schedule III, certain Plan contributions were not remitted to the trust within the time frame specified by the Department of Labor's Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company.

6.  SUBSEQUENT EVENT:

On March 8, 1999, the Company and Allied Waste Industries, Inc. (Allied), announced that they had entered into a definitive merger agreement under which Allied will acquire the Company for $45 in cash for each outstanding share of the Company's common stock. The transaction is structured as a merger of the Company with a subsidiary of Allied and is subject to the approval of the Company's stockholders and other customary conditions. The Company and Allied are pursuing the necessary approvals. The merger agreement may be terminated and the merger may be abandoned under a number of conditions. If this were to occur, dependent upon the reasons for termination of the merger agreement, a termination fee of $225 million could be payable by the Company to Allied, receivable by the Company from Allied, or no fee may be payable.

Consummation of the merger will have a significant, favorable impact on the value of participant accounts due to the $45 in cash received for each outstanding share of the Company's common stock held. The value of the Company's common stock in the Plan would have been approximately $66 million greater had such stock been valued at $45 per share at December 31, 1998. Further, no determination has been made concerning the future of this Plan subsequent to consummation of the merger.

7.  INVESTMENTS:

Investments that represent 5 percent or more of the Plan's net assets are separately identified in the following table:

                                                                 December 31,
                                             ------------------------------------------------------
                                                     1998                          1997
                                             ------------------------     -------------------------
                                             Number of   Fair Value/       Number of    Fair Value/
                                              Shares       Contract         Shares       Contract
                                             Or Units       Value          Or Units       Value
                                             ---------   ------------      ---------   ------------
Common stock of Browning-Ferris
   Industries, Inc.                          3,986,117   $113,357,194      3,855,350   $142,647,942
                                                         ------------                  ------------

Equity investment funds-
   Fidelity Puritan Fund                     2,276,522     45,689,795      2,042,282     39,579,429
   Fidelity Growth and Income Portfolio      2,258,648    103,536,420      2,114,289     80,554,412
   Fidelity Growth Company Fund              1,410,094     71,942,979      1,347,579     58,377,135
   Other                                       301,900      2,532,939        220,812      2,197,083
                                                         ------------                  ------------
                                                          223,702,133                   180,708,059
                                                         ------------                  ------------

Short-term investments                                      3,972,221                     2,068,934
                                                         ------------                  ------------

Guaranteed/bank investment contracts                       33,414,269                    51,757,521
                                                         ------------                  ------------

Other investment contracts                                 29,479,932                     8,075,250
                                                         ------------                  ------------

                        Total                            $403,925,749                  $385,257,706
                                                         ============                  ============

During 1998 and 1997, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

                                                        1998            1997
                                                    ------------    ------------
Common stock of Browning-Ferris Industries, Inc.    $(33,517,526)   $ 42,077,792
Equity investment funds                               29,298,945      22,618,161
                                                    ------------    ------------

             Net appreciation (depreciation)
                in fair value of investments        $ (4,218,581)   $ 64,695,953
                                                    ============    ============

8.  ALLOCATION TO INVESTMENT PROGRAMS:

The following schedules reflect the allocation of net assets available for benefits and changes in net assets available for benefits to the separate investment programs for the respective periods:

     Allocation of Net Assets Available for Benefits to Investment Programs

                             As of December 31, 1998


                                                                                        Fund 3
                                                           Fund 1         Fund 2      ------------
                                                        ------------   ------------    Fidelity
                                                           Fixed         Fidelity     Growth and
                                                           Income        Puritan        Income
                                                            Fund           Fund        Portfolio
                                                        ------------   ------------   ------------
Assets-
   Investments, at fair value-
     Common stock of Browning-Ferris Industries, Inc.   $         --   $         --   $         --
     Equity investment funds                                      --     45,689,795    103,536,420
     Short-term investments                                3,972,221             --             --
                                                        ------------   ------------   ------------
                                                           3,972,221     45,689,795    103,536,420
                                                        ------------   ------------   ------------

   Investments, at contract value-
     Guaranteed/bank investment contracts                 33,414,269             --             --
     Other investment contracts                           29,479,932             --             --
                                                        ------------   ------------   ------------
                                                          62,894,201             --             --
                                                        ------------   ------------   ------------
                                                          66,866,422     45,689,795    103,536,420
                                                        ------------   ------------   ------------

   Receivables-
     Employer contribution                                        --             --             --
     Employee contributions                                  552,431        342,616        667,173
     Dividends receivable                                         --             --             --
                                                        ------------   ------------   ------------
                                                             552,431        342,616        667,173
                                                        ------------   ------------   ------------
                                                          67,418,853     46,032,411    104,203,593
                                                        ------------   ------------   ------------

Liabilities-
    Accrued expenses                                          12,167          5,954          9,079
    Contribution refunds payable                              20,516         25,037         69,810
                                                        ------------   ------------   ------------
                                                              32,683         30,991         78,889
                                                        ------------   ------------   ------------

Net assets available for benefits                       $ 67,386,170   $ 46,001,420   $104,124,704
                                                        ============   ============   ============


(Remaining funds and total on following page.)

     Allocation of Net Assets Available for Benefits to Investment Programs

                             As of December 31, 1998

                                   (Continued)


                                                      Fund 4
                                                     Fidelity        Fund 5        Fund 6
                                                      Growth       Templeton         BFI
                                                     Company        Foreign        Common
                                                       Fund          Fund          Stock(a)        Total
                                                   ------------   ------------   ------------   ------------
Assets-
   Investments, at fair value-
     Common stock of Browning-Ferris
       Industries, Inc                             $         --   $         --   $113,357,194   $113,357,194
     Equity investment funds                         71,942,979      2,532,939             --    223,702,133
     Short-term investments                                  --             --             --      3,972,221
                                                   ------------   ------------   ------------   ------------
                                                     71,942,979      2,532,939    113,357,194    341,031,548
                                                   ------------   ------------   ------------   ------------

   Investments, at contract value-
     Guaranteed/bank investment contracts                    --             --             --     33,414,269
     Other investment contracts                              --             --             --     29,479,932
                                                   ------------   ------------   ------------   ------------
                                                             --             --             --     62,894,201
                                                   ------------   ------------   ------------   ------------
                                                     71,942,979      2,532,939    113,357,194    403,925,749
                                                   ------------   ------------   ------------   ------------

   Receivables-
     Employer contribution                                   --             --        896,850        896,850
     Employee contributions                             578,519         49,228        387,882      2,577,849
     Dividends receivable                                    --             --        753,301        753,301
                                                   ------------   ------------   ------------   ------------
                                                        578,519         49,228      2,038,033      4,228,000
                                                   ------------   ------------   ------------   ------------
                                                     72,521,498      2,582,167    115,395,227    408,153,749
                                                   ------------   ------------   ------------   ------------

   Liabilities-
     Accrued expenses                                    34,196          6,090          2,806         70,292
     Contribution refunds payable                        42,103          2,427         27,507        187,400
                                                   ------------   ------------   ------------   ------------
                                                         76,299          8,517         30,313        257,692
                                                   ------------   ------------   ------------   ------------

Net assets available for benefits                  $ 72,445,199   $  2,573,650   $115,364,914   $407,896,057
                                                   ============   ============   ============   ============


------------------

(a) The following table separately identifies participant-directed and nonparticipant-directed net assets available for benefits of the BFI Common Stock Fund, Fund 6.

     Allocation of Net Assets Available for Benefits to Investment Programs

                             As of December 31, 1998

                                   (Continued)


                                                                           Fund 6
                                                                   BFI Common Stock Fund
                                                        ----------------------------------------------
                                                        Participant-   Nonparticipant-
                                                          Directed         Directed          Total
                                                        ------------   ---------------    ------------
Assets-
   Common stock of Browning-Ferris Industries, Inc.     $ 35,664,553     $ 77,692,641     $113,357,194
   Contributions receivable                                  387,882          896,850        1,284,732
   Dividends receivable                                      236,311          516,990          753,301
                                                        ------------     ------------     ------------
                                                          36,288,746       79,106,481      115,395,227
                                                        ------------     ------------     ------------

Liabilities-
   Accrued expenses                                            2,806               --            2,806
   Contribution refunds payable                               27,507               --           27,507
                                                        ------------     ------------     ------------
                                                              30,313               --           30,313
                                                        ------------     ------------     ------------

Net assets available for benefits                       $ 36,258,433     $ 79,106,481     $115,364,914
                                                        ============     ============     ============

     Allocation of Net Assets Available for Benefits to Investment Programs

                             As of December 31, 1997


                                                                                      Fund 3
                                                          Fund 1        Fund 2      -----------
                                                        -----------   ----------     Fidelity
                                                          Fixed        Fidelity     Growth and
                                                          Income        Puritan       Income
                                                           Fund          Fund        Portfolio
                                                        -----------   -----------   -----------
Assets-
   Investments, at fair value-
     Common stock of Browning-Ferris Industries, Inc.   $        --   $        --   $        --
     Equity investment funds                                     --    39,579,429    80,554,412
     Short-term investments                               2,068,934            --            --
                                                        -----------   -----------   -----------
                                                          2,068,934    39,579,429    80,554,412
                                                        -----------   -----------   -----------

   Investments, at contract value-
     Guaranteed investment contracts                     51,757,521            --            --
     Other investment contracts                           8,075,250            --            --
                                                        -----------   -----------   -----------
                                                         59,832,771            --            --
                                                        -----------   -----------   -----------
                                                         61,901,705    39,579,429    80,554,412
                                                        -----------   -----------   -----------

   Receivables-
     Employer contribution                                       --            --            --
     Employee contributions                                 851,736       538,436       992,462
     Dividends receivable                                        --            --            --
                                                        -----------   -----------   -----------
                                                            851,736       538,436       992,462
                                                        -----------   -----------   -----------
                                                         62,753,441    40,117,865    81,546,874
                                                        -----------   -----------   -----------

Liabilities-
   Accrued expenses                                          71,309            --        30,044
                                                        -----------   -----------   -----------
                                                             71,309            --        30,044
                                                        -----------   -----------   -----------

Net assets available for benefits                       $62,682,132   $40,117,865   $81,516,830
                                                        ===========   ===========   ===========


(Remaining funds and total on following page.)

     Allocation of Net Assets Available for Benefits to Investment Programs

                             As of December 31, 1997

                                   (Continued)


                                          Fund 4
                                       ------------      Fund 5         Fund 6
                                         Fidelity     ------------   ------------
                                          Growth        Templeton        BFI
                                          Company        Foreign       Common
                                           Fund           Fund         Stock(a)        Total
                                       ------------   ------------   ------------   ------------
Assets-
   Investments, at fair value-
     Common stock of Browning-Ferris
       Industries, Inc.                $         --   $         --   $142,647,942   $142,647,942
     Equity investment funds             58,377,135      2,197,083             --    180,708,059
     Short-term investments                      --             --             --      2,068,934
                                       ------------   ------------   ------------   ------------
                                         58,377,135      2,197,083    142,647,942    325,424,935
                                       ------------   ------------   ------------   ------------

   Investments, at contract value-
     Guaranteed investment contracts             --             --             --     51,757,521
     Other investment contracts                  --             --             --      8,075,250
                                       ------------   ------------   ------------   ------------
                                                 --             --             --     59,832,771
                                       ------------   ------------   ------------   ------------
                                         58,377,135      2,197,083    142,647,942    385,257,706
                                       ------------   ------------   ------------   ------------

   Receivables-
     Employer contribution                       --             --      1,372,601      1,372,601
     Employee contributions                 893,595         73,928        614,837      3,964,994
     Dividends receivable                        --             --        723,176        723,176
                                       ------------   ------------   ------------   ------------
                                            893,595         73,928      2,710,614      6,060,771
                                       ------------   ------------   ------------   ------------
                                         59,270,730      2,271,011    145,358,556    391,318,477
                                       ------------   ------------   ------------   ------------

Liabilities-
   Accrued expenses                           6,050             --          5,345        112,748
                                       ------------   ------------   ------------   ------------
                                              6,050             --          5,345        112,748
                                       ------------   ------------   ------------   ------------

Net assets available for benefits      $ 59,264,680   $  2,271,011   $145,353,211   $391,205,729
                                       ============   ============   ============   ============

------------------

(a) The following table separately identifies participant-directed and nonparticipant-directed net assets available for benefits of the BFI Common Stock Fund, Fund 6.

     Allocation of Net Assets Available for Benefits to Investment Programs

                             As of December 31, 1997

                                   (Continued)


                                                        Participant-   Nonparticipant-
                                                          Directed        Directed           Total
                                                        ------------   ---------------    ------------
Assets-
   Common stock of Browning-Ferris Industries, Inc.     $ 45,925,010     $ 96,722,932     $142,647,942
   Contributions receivable                                  614,837        1,372,601        1,987,438
   Dividends receivable                                      232,984          490,192          723,176
                                                        ------------     ------------     ------------
                                                          46,772,831       98,585,725      145,358,556
                                                        ------------     ------------     ------------

Liabilities-
   Accrued expenses                                            5,345               --            5,345
                                                        ------------     ------------     ------------
                                                               5,345               --            5,345
                                                        ------------     ------------     ------------

Net assets available for benefits (Fund 6)              $ 46,767,486     $ 98,585,725     $145,353,211
                                                        ============     ============     ============

           Allocation of Changes in Net Assets Available for Benefits
                             to Investment Programs

                      For the Year Ended December 31, 1998


                                                                                       Fund 3
                                                        Fund 1         Fund 2       ------------
                                                     ------------   ------------      Fidelity
                                                         Fixed        Fidelity       Growth and
                                                        Income         Puritan         Income
                                                         Fund           Fund         Portfolio
                                                     ------------   ------------    ------------
Additions to net assets attributed to-
   Investment income-
     Net appreciation (depreciation) in fair value
       of investments                                $         --   $  1,916,829    $ 17,315,497
     Interest income                                    3,955,906             --              --
     Dividends on common stock of Browning-Ferris
       Industries, Inc.                                        --             --              --
     Dividends and gain distributions on equity
       investment funds                                        --      4,651,441       5,468,778
                                                     ------------   ------------    ------------
                                                        3,955,906      6,568,270      22,784,275
                                                     ------------   ------------    ------------

   Contributions-
     Employer                                                  --             --              --
     Employee                                           8,347,506      4,822,628       8,796,083
                                                     ------------   ------------    ------------
                                                        8,347,506      4,822,628       8,796,083
                                                     ------------   ------------    ------------

                         Total additions               12,303,412     11,390,898      31,580,358
                                                     ------------   ------------    ------------

Deductions from net assets attributed to-
   Distributions to participants                        9,612,024      5,195,567      11,077,812
   Administrative expenses                                 80,647         26,158          37,776
                                                     ------------   ------------    ------------

                         Total deductions               9,692,671      5,221,725      11,115,588
                                                     ------------   ------------    ------------

Transfers between funds                                 2,093,297       (285,618)      2,143,104
                                                     ------------   ------------    ------------

                         Net increase (decrease)        4,704,038      5,883,555      22,607,874

Net assets available for benefits-
   Beginning of year                                   62,682,132     40,117,865      81,516,830
                                                     ------------   ------------    ------------

   End of year                                       $ 67,386,170   $ 46,001,420    $104,124,704
                                                     ============   ============    ============


(Remaining funds and total on following page.)

           Allocation of Changes in Net Assets Available for Benefits
                             to Investment Programs

                      For the Year Ended December 31, 1998

                                   (Continued)


                                                  Fund 4
                                               -------------       Fund 5           Fund 6
                                                 Fidelity       -------------    -------------
                                                  Growth          Templeton          BFI
                                                 Company           Foreign          Common
                                                   Fund             Fund           Stock(a)           Total
                                               -------------    -------------    -------------    -------------
Additions to net assets attributed to-
   Investment income-
     Net appreciation (depreciation) in fair
       value of investments                    $  10,491,383    $    (424,764)   $ (33,517,526)   $  (4,218,581)
     Interest income                                      --               --               --        3,955,906
     Dividends on common stock of
       Browning-Ferris Industries, Inc.                   --               --        2,995,357        2,995,357
     Dividends and gain distributions on
       equity investment funds                     5,035,644          266,263               --       15,422,126
                                               -------------    -------------    -------------    -------------
                                                  15,527,027         (158,501)     (30,522,169)      18,154,808
                                               -------------    -------------    -------------    -------------

   Contributions-
     Employer                                             --               --       12,384,416       12,384,416
     Employee                                      7,808,525          721,966        5,532,245       36,028,953
                                               -------------    -------------    -------------    -------------
                                                   7,808,525          721,966       17,916,661       48,413,369
                                               -------------    -------------    -------------    -------------

            Total additions                       23,335,552          563,465      (12,605,508)      66,568,177
                                               -------------    -------------    -------------    -------------

Deductions from net assets attributed to-
   Distributions to participants                   8,618,175          298,511       14,790,755       49,592,844
   Administrative expenses                           108,256           17,273           14,895          285,005
                                               -------------    -------------    -------------    -------------

            Total deductions                       8,726,431          315,784       14,805,650       49,877,849
                                               -------------    -------------    -------------    -------------

Transfers between funds                           (1,428,602)          54,958       (2,577,139)              --
                                               -------------    -------------    -------------    -------------

            Net increase (decrease)               13,180,519          302,639      (29,988,297)      16,690,328

Net assets available for benefits-
   Beginning of year                              59,264,680        2,271,011      145,353,211      391,205,729
                                               -------------    -------------    -------------    -------------

   End of year                                 $  72,445,199    $   2,573,650    $ 115,364,914    $ 407,896,057
                                               =============    =============    =============    =============

----------

(a) The following table separately identifies participant-directed and nonparticipant-directed changes in net assets available for benefits of the BFI Common Stock Fund, Fund 6.

           Allocation of Changes in Net Assets Available for Benefits
                             to Investment Programs

                      For the Year Ended December 31, 1998

                                   (Continued)


                                                                            Fund 6
                                                                       BFI Common Stock
                                                       ---------------------------------------------------
                                                       Participant-     Nonparticipant-
                                                         Directed          Directed             Total
                                                       -------------    ---------------      -------------
Additions to net assets attributed to-
   Investment income-
     Net depreciation in fair value of investments     $ (10,558,791)     $ (22,958,735)     $ (33,517,526)
     Dividends on common stock of Browning-Ferris
       Industries, Inc.                                      944,731          2,050,626          2,995,357
                                                       -------------      -------------      -------------
                                                          (9,614,060)       (20,908,109)       (30,522,169)
                                                       -------------      -------------      -------------

   Contributions                                           5,532,245         12,384,416         17,916,661
                                                       -------------      -------------      -------------

                     Total additions                      (4,081,815)        (8,523,693)       (12,605,508)
                                                       -------------      -------------      -------------

Deductions from net assets attributed to-
   Distributions to participants                           4,801,978          9,988,777         14,790,755
   Administrative expenses                                     5,693              9,202             14,895
                                                       -------------      -------------      -------------

                     Total deductions                      4,807,671          9,997,979         14,805,650
                                                       -------------      -------------      -------------

Transfers between funds                                   (1,619,567)          (957,572)        (2,577,139)
                                                       -------------      -------------      -------------

                     Net decrease                        (10,509,053)       (19,479,244)       (29,988,297)

Net assets available for benefits-
   Beginning of year                                      46,767,486         98,585,725        145,353,211
                                                       -------------      -------------      -------------

   End of year                                         $  36,258,433      $  79,106,481      $ 115,364,914
                                                       =============      =============      =============

           Allocation of Changes in Net Assets Available for Benefits
                             to Investment Programs

                      For the Year Ended December 31, 1997


                                                                                             Fund 3
                                                          Fund 1            Fund 2        ------------
                                                       ------------      ------------       Fidelity
                                                          Fixed            Fidelity        Growth and
                                                          Income           Puritan           Income
                                                           Fund              Fund          Portfolio
                                                       ------------      ------------     ------------
Additions to net assets attributed to-
   Investment income-
     Net appreciation (depreciation) in fair value
       of investments                                  $         --      $  2,884,985     $ 15,080,332
     Interest income                                      3,882,247                --               --
     Dividends on common stock of Browning-Ferris
       Industries, Inc.                                          --                --               --

     Dividends and gain distributions on equity
       investment funds                                          --         3,165,482        3,668,149
                                                       ------------      ------------     ------------
                                                          3,882,247         6,050,467       18,748,481
                                                       ------------      ------------     ------------

   Contributions-
     Employer                                                    --                --               --
     Employee                                             8,747,246         4,878,203        8,580,035
                                                       ------------      ------------     ------------
                                                          8,747,246         4,878,203        8,580,035
                                                       ------------      ------------     ------------

                         Total additions                 12,629,493        10,928,670       27,328,516
                                                       ------------      ------------     ------------

Deductions from net assets attributed to-
   Distributions to participants                         10,031,956         4,838,292        9,906,903
   Administrative expenses                                  202,445               338           84,262
                                                       ------------      ------------     ------------

                         Total deductions                10,234,401         4,838,630        9,991,165
                                                       ------------      ------------     ------------

Transfers between funds                                    (118,204)       34,027,825        3,394,237
                                                       ------------      ------------     ------------

                         Net increase (decrease)          2,276,888        40,117,865       20,731,588

Net assets available for benefits-
   Beginning of year                                     60,405,244                --       60,785,242
                                                       ------------      ------------     ------------

   End of year                                         $ 62,682,132      $ 40,117,865     $ 81,516,830
                                                       ============      ============     ============


(Remaining funds and total on following page.)

           Allocation of Changes in Net Assets Available for Benefits
                             to Investment Programs

                      For the Year Ended December 31, 1997

                                   (Continued)


                                         Fund 4
                                      -------------       Fund 5           Fund 6           Fund 7
                                        Fidelity       -------------    -------------    -------------
                                         Growth          Templeton          BFI            Fidelity
                                         Company          Foreign          Common          Balanced
                                          Fund             Fund           Stock(a)           Fund             Total
                                      -------------    -------------    -------------    -------------    -------------
Additions to net assets
   attributed to-
     Investment income-
       Net appreciation
         (depreciation) in fair
         value of investments         $   3,897,030    $    (257,952)   $  42,077,792    $   1,013,766    $  64,695,953
       Interest income                           --               --               --               --        3,882,247
       Dividends on common stock of
         Browning-Ferris
         Industries, Inc.
                                                 --               --        2,821,255               --        2,821,255
       Dividends and gain
         distributions on equity
         investments                      5,566,545          231,329               --               --       12,631,505
                                      -------------    -------------    -------------    -------------    -------------
                                          9,463,575          (26,623)      44,899,047        1,013,766       84,030,960
                                      -------------    -------------    -------------    -------------    -------------

     Contributions-
       Employer                                  --               --       12,541,893               --       12,541,893
       Employee                           7,973,787          404,486        5,673,245           84,895       36,341,897
                                      -------------    -------------    -------------    -------------    -------------
                                          7,973,787          404,486       18,215,138           84,895       48,883,790
                                      -------------    -------------    -------------    -------------    -------------

       Total additions                   17,437,362          377,863       63,114,185        1,098,661      132,914,750
                                      -------------    -------------    -------------    -------------    -------------

Deductions from net assets
   attributed to-
     Distributions to participants
                                          6,974,418          170,500       16,433,249          185,776       48,541,094
     Administrative expenses                 16,682               79           15,459               --          319,265
                                      -------------    -------------    -------------    -------------    -------------

       Total deductions                   6,991,100          170,579       16,448,708          185,776       48,860,359
                                      -------------    -------------    -------------    -------------    -------------

Transfers between funds                  (1,601,071)       2,063,727       (4,378,403)     (33,388,111)              --
                                      -------------    -------------    -------------    -------------    -------------

       Net increase (decrease)            8,845,191        2,271,011       42,287,074      (32,475,226)      84,054,391

Net assets available for
   benefits-
     Beginning of year                   50,419,489               --      103,066,137       32,475,226      307,151,338
                                      -------------    -------------    -------------    -------------    -------------

     End of year                      $  59,264,680    $   2,271,011    $ 145,353,211    $          --    $ 391,205,729
                                      =============    =============    =============    =============    =============

------------------

(a) The following table separately identifies participant-directed and nonparticipant-directed changes in net assets available for benefits of the BFI Common Stock Fund, Fund 6.

           Allocation of Changes in Net Assets Available for Benefits
                             to Investment Programs

                      For the Year Ended December 31, 1997

                                   (Continued)


                                                                            Fund 6
                                                                     BFI Common Stock Fund
                                                       ---------------------------------------------------
                                                       Participant-     Nonparticipant-
                                                         Directed           Directed             Total
                                                       -------------    ----------------     -------------
Additions to net assets attributed to-
   Investment income-
     Net appreciation in fair value of investments     $  14,080,535      $  27,997,257      $  42,077,792
     Dividends on common stock of Browning-Ferris
       Industries, Inc.
                                                             930,845          1,890,410          2,821,255
                                                       -------------      -------------      -------------
                                                          15,011,380         29,887,667         44,899,047
                                                       -------------      -------------      -------------

   Contributions                                           5,673,245         12,541,893         18,215,138
                                                       -------------      -------------      -------------

                     Total additions                      20,684,625         42,429,560         63,114,185
                                                       -------------      -------------      -------------

Deductions from net assets attributed to-
   Distributions to participants                           5,465,341         10,967,908         16,433,249
   Administrative expenses                                     9,033              6,426             15,459
                                                       -------------      -------------      -------------

                     Total deductions                      5,474,374         10,974,334         16,448,708
                                                       -------------      -------------      -------------

Transfers between funds                                   (3,465,319)          (913,084)        (4,378,403)
                                                       -------------      -------------      -------------

                     Net increase                         11,744,932         30,542,142         42,287,074

Net assets available for benefits-
   Beginning of year                                      35,022,554         68,043,583        103,066,137
                                                       -------------      -------------      -------------

   End of year                                         $  46,767,486      $  98,585,725      $ 145,353,211
                                                       =============      =============      =============

                                                                      SCHEDULE I

                  BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998


                                                                    Number of        Cost/           Current/
                                                                    Shares or       Contract         Contract
                 Identity of Issue/Description                        Units          Value            Value
                 -----------------------------                      ---------     ------------     ------------
COMMON STOCK OF BROWNING-FERRIS
  INDUSTRIES, INC.*                                                 3,986,117     $109,992,574     $113,357,194
                                                                                  ------------     ------------

EQUITY INVESTMENT FUNDS:
   Fidelity Puritan Fund*                                           2,276,522       41,811,310       45,689,795
   Fidelity Growth and Income Portfolio*                            2,258,648       64,884,950      103,536,420
   Fidelity Growth Company Fund*                                    1,410,094       52,759,842       71,942,979
   Templeton Foreign Fund                                             301,900        3,136,215        2,532,939
                                                                                  ------------     ------------

         Total equity investment funds                                             162,592,317      223,702,133
                                                                                  ------------     ------------

SHORT-TERM INVESTMENTS:
   Fidelity Short Term Investment Fund*                                              3,972,221        3,972,221
                                                                                  ------------     ------------

GUARANTEED/BANK INVESTMENT CONTRACTS:
   Allstate Life Insurance GIC, April 30, 2001, 6.94%                                3,346,753        3,346,753
   CDC Capital, May 15, 2003, 6.13%                                                  2,015,052        2,015,052
   John Hancock Mutual GIC, March 31, 1999, 7.68%                                    5,021,892        5,021,892
   Life of Virginia GIC, March 31, 2002, 6.62%                                       2,721,313        2,721,313
   New York Life GIC, July 30, 1999, 7.13%                                           6,436,010        6,436,010
   Ohio National Life Insurance GIC, January 31, 2000, 6.52%                         3,124,404        3,124,404
   Principal Life Insurance GIC, January 31, 2000, 7.15%                             4,655,157        4,655,157
   Security Life of Denver GIC, June 30, 2000, 6.22%                                 3,093,171        3,093,171
   Transamerican Occidental GIC, January 31, 2000, 6.08%                             3,000,517        3,000,517
                                                                                  ------------     ------------

         Total guaranteed investment contracts                                      33,414,269       33,414,269
                                                                                  ------------     ------------


*Party in interest

                                                                      SCHEDULE I
                                                                       Continued

                  BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998

                                   (Continued)


                                                                     Cost/          Current/
                                                                   Contract         Contract
                   Identity of Issue/Description                     Value           Value
                   -----------------------------                 ------------     ------------
OTHER INVESTMENT CONTRACTS:
   AIG Financial Products Asset Backed Security,
     June 15, 1999                                               $  1,666,346     $  1,666,346
   AIG Financial Products Asset Backed Security,
     March 15, 2001                                                 2,028,240        2,028,240
   Chase Manhattan Bank Asset Backed Security,
     March 15, 2002                                                 3,066,059        3,066,059
   Monumental Life Insurance Asset Backed Security,
     May 8, 2001                                                    2,006,862        2,006,862
   Monumental Life Insurance Mortgage Backed Security,
     November 15, 2000                                              2,477,645        2,477,645
   Monumental Life Insurance Mortgage Backed Security,
     May 28, 2002                                                   2,013,786        2,013,786
   Morgan Guaranty Asset Backed Security,
     July 25, 2003                                                  2,000,591        2,000,591
   Morgan Guaranty Mortgage Backed Security,
     September 17, 2001                                             1,897,296        1,897,296
   State Street Bank Asset Backed Security, October 17, 2000        2,516,556        2,516,556
   State Street Bank Collateralized Mortgage Obligation,
     August 15, 2001                                                1,997,605        1,997,605
   Transamerica Life Insurance Asset Backed Security,
     September 15, 2000                                             2,004,051        2,004,051
   UBS AG Asset Backed Security, January 19, 2004                   2,011,282        2,011,282
   Westdeutsche Landesbank Asset Backed Security,
     June 15, 2000                                                  2,012,437        2,012,437
   Westdeutsche Landesbank Asset Backed Security,
     March 17, 2003                                                 1,781,176        1,781,176
                                                                 ------------     ------------

         Total other investment contracts                          29,479,932       29,479,932
                                                                 ------------     ------------

         Total assets held for investment purposes               $339,451,313     $403,925,749
                                                                 ============     ============


*Party in interest

                                                                     SCHEDULE II

                  BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


                ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998



The following table presents series of transactions which were greater than 5 percent of the Plan's assets as of January 1, 1998:

                                          Purchase         Selling        Cost of
              Description                 Price*(a)       Price*(a)      Asset Sold        Net Gain
              -----------                -----------     -----------     -----------     -----------
COMMON STOCK OF BROWNING-FERRIS
  INDUSTRIES, INC                        $22,212,696     $17,985,918     $14,288,310     $ 3,697,608

FIDELITY GROWTH AND INCOME PORTFOLIO      19,422,104      13,755,593       9,277,559       4,478,034

FIDELITY GROWTH COMPANY FUND              15,067,761      11,993,300       9,210,107       2,783,193

FIDELITY SHORT-TERM INVESTMENT FUND       42,832,106      40,928,819      40,928,819              --



*Expenses incurred are netted against purchase/selling price, as applicable.


----------

(a)  Amounts represent current value at the date of transaction.

                                                                    SCHEDULE III

                  BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


                 ITEM 27(e) - SCHEDULE OF NONEXEMPT TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                         Relationship to Plan,       Description of Transactions, Including                    Interest
    Identity of           Employer or Other            Maturity Date, Rate of Interest,           Amount       Incurred
  Party Involved          Party in Interest               Collateral and Maturity                 Loaned        on Loan
-------------------     ----------------------    ------------------------------------------   ------------    ---------
Browning-Ferris          Employer                 Lending of monies from the Plan to the
   Industries, Inc.                                  Employer (contributions not timely
                                                     remitted to the Plan) as follows:
                                                       Deemed loan dated February 20, 1998,
                                                         maturity of March 4, 1998, with
                                                         interest at 9% per annum               $ 1,635,523    $  4,840
                                                       Deemed loan dated February 20, 1998,
                                                         maturity of March 9, 1998, with
                                                         interest at 9% per annum                 1,304,046       5,466
                                                       Deemed loan dated March 20, 1998,
                                                         maturity of March 24, 1998, with
                                                         interest at 9% per annum                 1,384,887       1,366
                                                       Deemed loan dated May 21, 1998,
                                                         maturity of May 27, 1998, with
                                                         interest at 8% per annum                   325,563         428
                                                                                                               --------

                                                                                                               $ 12,100
                                                                                                               ========


Interest in the amount of $12,100 was remitted to the Plan by the Employer subsequent to December 31, 1998.

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee, which administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       BFI EMPLOYEE STOCK OWNERSHIP
                                             AND SAVINGS PLAN



June 14, 1999                              /s/ Gerald K. Burger
                                       ----------------------------
                                             Gerald K. Burger


                                          /s/ Jeffrey E. Curtiss
                                       ----------------------------
                                            Jeffrey E. Curtiss


                                            /s/ Ronald E. Long
                                       ----------------------------
                                              Ronald E. Long


                                          /s/ J. Gregory Muldoon
                                       ----------------------------
                                            J. Gregory Muldoon


                                            /s/ Bruce E. Ranck
                                       ----------------------------
                                              Bruce E. Ranck


                                            /s/ Kim B. Clarke
                                       ----------------------------
                                              Kim B. Clarke


              The Members of the Benefits Administration Committee

                                 EXHIBIT INDEX


EXHIBIT
NUMBER              DESCRIPTION
-------             -----------

  23                Consent of Independent Public Accountants